UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Flagstone Reinsurance Holdings Ltd

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

G3529T105

(CUSIP Number)

Copies to:

Jeffrey A. Welikson

Secretary
Lehman Brothers Holdings Inc.
1301 Avenue of the Americas, 5th Floor

New York, NY 10019

(212) 526-0858

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3529T105	13D	Page 2 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Holdings Inc. 13-3216325
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 15,842,073 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,842,073
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,842,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.6% (2)
14.	Type of Reporting Person (See Instructions) HC/CO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 3 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Inc. 13-2518466
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,529,490 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,529,490
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,529,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.0% (2)
14.	Type of Reporting Person (See Instructions) BD/CO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 4 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LB I Group Inc. 13-2741778
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,517,417 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,517,417
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,517,417
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.0% (2)
14.	Type of Reporting Person (See Instructions) CO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 5 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Merchant Banking Associates III LLC 26-1917409
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 7,604,664 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,604,664
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,604,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14.	Type of Reporting Person (See Instructions) OO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 6 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Merchant Banking Associates III L.P. 87-0726814
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 7,604,664 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,604,664
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,604,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 7 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Merchant Banking Fund (B) III L.P. 11-3728652
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,359,223 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,359,223
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.6% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 8 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Merchant Banking Partners III L.P. 87-0726815
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,117,509 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,117,509
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,117,509
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.0% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 9 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Merchant Banking Fund III L.P. 11-3728648
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,127,932 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,127,932
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 10 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Merchant Banking Capital Partners V L.P. 42-1652867
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 248,136 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 248,136
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 11 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Co-Investment Associates, LLC 20-5358174
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,705,737 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,705,737
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,705,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.5% (2)
14.	Type of Reporting Person (See Instructions) OO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 12 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Co-Investment Associates, L.P. 20-5358213
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,705,737 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,705,737
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,705,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.5% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 13 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Co-Investment Partners L.P. 20-5357220
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,705,737 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,705,737
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,705,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.5% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 14 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Cayman GP, Ltd. N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 172,182 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 172,182
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,182
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)
14.	Type of Reporting Person (See Instructions) OO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 15 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Offshore Co-Investment Capital Partners Holdings, L.P. 42-1719457
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 172,182 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 172,182
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,182
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 16 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Co-Investment Capital Partners L.P. 20-5076169
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 172,182 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 172,182
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,182
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 17 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Co-Investment Group L.P. 20-5476384
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 122,082 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 122,082
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 18 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Private Funds Investment Company GP, LLC 20-0281545
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 830,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 830,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) OO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 19 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Private Fund Advisers GP, LLC 20-0281570
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 830,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 830,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) OO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 20 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Crossroads Series XVII Master Holding Fund 66 GP, LLC 20-3940653
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 400,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 400,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) OO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 21 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Crossroads Series XVII Master Holding Fund 66, L.P. 20-3940686
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 400,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 400,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 22 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Fund of Funds XVIII-Co-Investment Holding GP, LLC 20-4455351
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 430,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 430,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) OO

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP NO. G3529T105	13D	Page 23 of 51 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lehman Brothers Fund of Funds XVIII-Co-Investment Holding L.P. 20-4455396
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 430,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 430,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) PN

__________________

(1)

Pursuant to the Bye-laws of Flagstone Reinsurance Holdings Ltd., the total voting power of any shareholder who is a U.S. person controlling more than 9.9% of the Common Stock is reduced to less than 9.9% of the voting power of the Common Stock.  The Reporting Persons’ voting power has therefore been reduced to less than 9.9% of the voting power of the Common Stock.  The reduction in voting power is generally applied proportionately among all shares of Common Stock held by the Reporting Persons.

(2)

Based on 85,297,891 shares of Common Stock outstanding at November 8, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

Item 1.

Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Flagstone Reinsurance Holdings Limited, a Bermuda Company (“Flagstone”).  The address of the principal executive offices of Flagstone is 23 Church Street, Hamilton, HM 11, Bermuda.

Item 2.

Identity and Background

This statement is filed on behalf of the following Reporting Persons:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”)
745 Seventh Avenue
New York, NY 10019

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients.  Holdings is the direct 100% parent of Lehman Brothers Inc, Lehman Brothers Merchant Banking Associates III LLC, Lehman Brothers Co-Investment Associates LLC, Lehman Brothers Cayman GP, Ltd. and Lehman Brothers Private Funds Investment Company GP, LLC.

Lehman Brothers Inc., a Delaware corporation (“LBI”)
745 Seventh Avenue
New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings and the direct 100% parent Company of LB I Group Inc.

LB I Group Inc., a Delaware corporation (“LB I Group”)
399 Park Avenue
New York, New York 10022

LB I Group is a wholly-owned subsidiary of LBI and the general partner of Lehman Brothers Merchant Banking Capital Partners V L.P. and Lehman Brothers Co-Investment Group L.P.

Lehman Brothers Merchant Banking Associates III LLC, a Delaware limited liability company
399 Park Avenue
New York, New York 10022

Lehman Brothers Merchant Banking Associates III LLC is a wholly-owned subsidiary of Holdings and the general partner of Lehman Brothers Merchant Banking Associates III L.P.

Lehman Brothers Merchant Banking Associates III L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Merchant Banking Associates III L.P. is the general partner of Lehman Brothers Merchant Banking Fund (B) III L.P., Lehman Brothers Merchant Banking Partners III L.P. and Lehman Brothers Merchant Banking Fund III L.P.

Lehman Brothers Merchant Banking Fund (B) III L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Merchant Banking Partners III L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Merchant Banking Fund III L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Merchant Banking Capital Partners V L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Co-Investment Associates LLC, a Delaware limited liability company
399 Park Avenue
New York, New York 10022

Lehman Brothers Co-Investment Associates LLC is a wholly-owned subsidiary of Holdings and the general partner of Lehman Brothers Co-Investment Associates L.P.

Lehman Brothers Co-Investment Associates L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Co-Investment Associates L.P. is the general partner of Lehman Brothers Co-Investment Partners L.P.

Lehman Brothers Co-Investment Partners L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Cayman GP, Ltd., a Cayman Islands limited company
399 Park Avenue
New York, New York 10022

Lehman Brothers Cayman GP, Ltd. is a wholly-owned subsidiary of Holdings and the general partner of Lehman Brothers Offshore Co-Investment Capital Partners Holdings L.P.

Lehman Brothers Offshore Co-Investment Capital Partners Holdings L.P., a Cayman Islands limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Offshore Co-Investment Capital Partners Holdings L.P. is the general partner of Lehman Brothers Co-Investment Capital Partners L.P.

Lehman Brothers Co-Investment Capital Partners L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Co-Investment Group L.P., a Delaware limited partnership
399 Park Avenue
New York, New York 10022

Lehman Brothers Private Funds Investment Company GP, LLC, a Delaware limited liability company
399 Park Avenue
New York, New York 10022

Lehman Brothers Private Funds Investment Company GP, LLC is a wholly-owned subsidiary of Holdings and the direct 100% parent of Lehman Brothers Private Fund Advisers GP, LLC

Lehman Brothers Private Fund Advisers GP, LLC, a Delaware limited liability company
399 Park Avenue
New York, New York 10022

Lehman Brothers Private Fund Advisers GP, LLC is a wholly-owned subsidiary of Lehman Brothers Private Funds Investment Company GP, LLC and the direct 100% parent of Lehman Crossroads Series XVII Master Holding Fund 66 GP, LLC and Lehman Brothers Fund of Funds XVIII-Co-Investment Holding GP, LLC.

Lehman Crossroads Series XVII Master Holding Fund 66 GP, LLC, a Delaware limited liability company
325 North Saint Paul Street
Suite 4900
Dallas, TX 75201

Lehman Crossroads Series XVII Master Holding Fund 66 GP, LLC is a wholly-owned subsidiary of Lehman Brothers Private Fund Advisers GP, LLC and the general partner of Lehman Crossroads Series XVII Master Holding Fund 66 L.P.

Lehman Crossroads Series XVII Master Holding Fund 66 L.P., a Delaware limited partnership
325 North Saint Paul Street
Suite 4900
Dallas, TX 75201

Lehman Brothers Fund of Funds XVIII-Co-Investment Holding GP, LLC, a Delaware limited liability company
325 North Saint Paul Street
Suite 4900
Dallas, TX 75201

Lehman Brothers Fund of Funds XVIII-Co-Investment Holding GP, LLC is a wholly-owned subsidiary of Lehman Brothers Private Fund Advisers GP, LLC and the general partner of Lehman Brothers Fund of Funds XVIII-Co-Investment Holding L.P.

Lehman Brothers Fund of Funds XVIII-Co-Investment Holding L.P., a Delaware limited partnership
325 North Saint Paul Street
Suite 4900
Dallas, TX 75201

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of each Reporting Person that is a corporation are set forth in Appendix A hereto.

None of  the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

The aggregate purchase price of the shares of Common Stock reported herein was approximately $158.3 million.  The source of funds for the purchases made by Reporting Persons that are partnerships was capital contributions from the partners of such partnerships, and the source of funds for the purchases made by LB I Group was working capital.

Item 4.

Purpose of Transaction

On March 30, 2007, Flagstone completed an initial public offering of its Common Stock (the “IPO”).  Immediately prior to the closing of the IPO, the Reporting Persons beneficially owned an aggregate of 15,835,833 shares of Common Stock as follows:

•

5,117,509 by Lehman Brothers Merchant Banking Partners III L.P.;

•

1,127,932 by Lehman Brothers Merchant Banking Fund III L.P.;

•

1,359,223 by Lehman Brothers Merchant Banking Fund (B) III L.P.;

•

2,147,199 by LB I Group;

•

172,182 by Lehman Brothers Co-Investment Capital Partners L.P.;

•

122,082 by Lehman Brothers Co-Investment Group L.P.;

•

4,705,737 by Lehman Brothers Co-Investment Partners L.P.;

•

430,000 by Lehman Brothers Fund of Funds XVIII—Co-Investment Holding, LP;

•

248,137 by Lehman Brothers Merchant Banking Capital Partners V L.P.;

•

400,000 by Lehman Crossroads Series XVII Master Holding Fund 66, LP.; and

•

5,833 by LBI (which represent the Common Stock underlying Restricted Share Units (“RSUs”) granted to E. Daniel James, as described below).

Such shares of Common Stock (other than the RSUs) were acquired by the Reporting Persons for investment purposes.

As of December 31, 2007, the Reporting Persons beneficially owned an aggregate of 15,842,073 shares, or 18.6%, of the Common Stock, as set forth in Items 7 through 13 of each of the cover pages of this Schedule 13D.

E. Daniel James, a Director of Flagstone, is also a Managing Director of LBI and a senior manager of Lehman Brothers Merchant Banking Group.  In his capacity as director, he will participate, and have the opportunity to vote on matters that are presented to the board of directors of Flagstone, including sales of assets, extraordinary corporate transactions, and changes to Flagstone’s capitalization, business or corporate structure.  As part of their compensation for serving as directors, Mr. James, and the other directors of Flagstone, have received, and it is expected that they will in the future from time to time receive, shares of Common Stock, RSUs or options to purchase shares of Common Stock.  Under the terms of Mr. James’ employment with LBI, he is required to surrender to LBI any compensation (including Common Stock, RSUs and options) received in his capacity as a director of Flagstone.

At the time of the IPO, Mr. James had been granted 5,833 RSUs, and on May 10, 2007, Flagstone granted to Mr. James an additional 6,240 RSUs.  The 12,073 shares of Common Stock underlying the RSUs are included in the total number of shares of Common Stock reported herein.  Mr. James disclaims beneficial ownership of those and all other shares of the Common Stock beneficially owned by the Reporting Persons.

LBI acted as an underwriter and lead manager of the IPO.  LBI also provided additional investment banking services to Flagstone in connection with its initial private placement.  Pursuant to the underwriting agreement, LBI received customary and usual compensation, indemnification and contribution from Flagstone as an underwriter and lead manager of the IPO.

Flagstone controls Mont Fort Re Ltd., which raises capital from investors through offerings of its preferred shares and uses the proceeds of those offerings to underwrite reinsurance ceded to it by Flagstone.  This type of arrangement is often referred to as a “sidecar.”  LB I Group has invested $50.0 million in a segregated account, or “cell,” of Mont Fort Re Ltd., called Mont Fort ILW Cell, and owns 50.0 million, or 90.9%, of the Mont Fort ILW Cell preferred shares.  LB I Group has also invested $55.0 million in Mont Fort ILW 2 Cell and owns 55.0 million, or 100.0%, of the Mont Fort ILW 2 Cell preferred shares. Flagstone owns all of the common shares of Mont Fort Re Ltd. and has 100% control of its board of directors.  The holders of preferred shares relating to cells of Mont Fort have no right to elect directors.  For additional information about LB I Group’s investments in the cells of Mont Fort Re Ltd., see “Business-Mont Fort” in the Prospectus filed by Flagstone with the Securities Exchange Commission on March 30, 2007.

The Reporting Persons intend to continually evaluate the business, prospects and financial condition of Flagstone, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time.  Depending on such factors, the Reporting Persons may decide to sell all or part of the shares of Common Stock they hold or purchase additional shares. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)  See Items 11 and 13 of the cover page for each Reporting Person.

LBI is the beneficial owner of the 12,073 shares of Common Stock underlying the RSUs reported herein, granted to E. Daniel James as a Director of Flagstone.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by LBI.

LB I Group is the actual owner of the 2,147,199 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, both Holdings and LBI may be deemed to be the beneficial owners of the shares of Common Stock owned by LB I Group.

Lehman Brothers Merchant Banking Fund (B) III L.P. is the actual owner of the 1,359,223 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, Lehman Brothers Merchant Banking Associates III LLC and Lehman Brothers Merchant Banking Associates III L.P. may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Brothers Merchant Banking Fund (B) III L.P.

Lehman Brothers Merchant Banking Partners III L.P. is the actual owner of the 5,117,509 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, Lehman Brothers Merchant Banking Associates III LLC and Lehman Brothers Merchant Banking Associates III L.P. may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Brothers Merchant Banking Partners III L.P.

Lehman Brothers Merchant Banking Fund III L.P. is the actual owner of the 1,127,932 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, Lehman Brothers Merchant Banking Associates III LLC and Lehman Brothers Merchant

Banking Associates III L.P. may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Brothers Merchant Banking Fund III L.P.

Lehman Brothers Merchant Banking Capital Partners V L.P. is the actual owner of the 248,136 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, LBI, and LB I Group may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Brothers Merchant Banking Capital Partners V L.P.

Lehman Brothers Co-Investment Partners L.P. is the actual owner of the 4,705,737 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, Lehman Brothers Co-Investment Associates LLC, and Lehman Brothers Co-Investment Associates L.P. may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Brothers Co-Investment Partners L.P.

Lehman Brothers Co-Investment Capital Partners L.P. is the actual owner of the 172,182 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, Lehman Brothers Cayman GP, Ltd. and Lehman Brothers Offshore Co-Investment Capital Partners Holdings L.P. may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Brothers Co-Investment Capital Partners L.P.

Lehman Brothers Co-Investment Group L.P. is the actual owner of the 122,082 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, LBI, and LB I Group may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Brothers Co-Investment Group L.P.

Lehman Crossroads Series XVII Master Holding Fund 66 L.P. is the actual owner of the 400,000 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, Lehman Brothers Private Funds Investment Company GP, LLC, Lehman Brothers Private Fund Advisers GP, LLC and Lehman Crossroads Series XVII Master Holding Fund 66 GP, LLC may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Crossroads Series XVII Master Holding Fund 66 L.P.

Lehman Brothers Fund of Funds XVIII-Co-Investment Holding L.P. is the actual owner of the 430,000 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, Lehman Brothers Private Funds Investment Company GP, LLC, Lehman Brothers Private Fund Advisers GP, LLC and Lehman Brothers Fund of Funds XVIII-Co-Investment Holding GP, LLC may be deemed to be the beneficial owners of the shares of Common Stock owned by Lehman Brothers Fund of Funds XVIII-Co-Investment Holding L.P.

(b)

See Items 7 through 9 of the cover page for each Reporting Person.

(c)

Not applicable

(d)

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

(e)

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in Item 4 above, there are no contracts, arrangements, understandings or relationships with respect to the securities of Flagstone.

Item 7.

Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Vice President

LEHMAN BROTHERS INC.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Senior Vice President

LB I GROUP INC.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING FUND (B) III L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING PARTNERS III L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING FUND III L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING CAPITAL PARTNERS V L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT ASSOCIATES LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT ASSOCIATES L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT PARTNERS L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CAYMAN GP, LTD.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS OFFSHORE CO-INVESTMENT CAPITAL PARTNERS HOLDINGS L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT CAPITAL PARTNERS L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT GROUP L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS PRIVATE FUNDS INVESTMENT COMPANY GP, LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS PRIVATE FUND ADVISERS GP, LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN CROSSROADS SERIES XVII MASTER HOLDING FUND 66 GP, LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN CROSSROADS SERIES XVII MASTER HOLDING FUND 66 L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS FUND OF FUNDS XVIII-CO-INVESTMENT HOLDING GP, LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS FUND OF FUNDS XVIII-CO-INVESTMENT HOLDING L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 14, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Vice President

LEHMAN BROTHERS INC.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Senior Vice President

LB I GROUP INC.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING FUND (B) III L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING PARTNERS III L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING FUND III L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING CAPITAL PARTNERS V L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT ASSOCIATES LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT ASSOCIATES L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT PARTNERS L.P.

By:  /s/ Barrett S. DiPaolo                             Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CAYMAN GP, LTD.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS OFFSHORE CO-INVESTMENT CAPITAL PARTNERS HOLDINGS L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT CAPITAL PARTNERS L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS CO-INVESTMENT GROUP L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS PRIVATE FUNDS INVESTMENT COMPANY GP, LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS PRIVATE FUND ADVISERS GP, LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN CROSSROADS SERIES XVII MASTER HOLDING FUND 66 GP, LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN CROSSROADS SERIES XVII MASTER HOLDING FUND 66 L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS FUND OF FUNDS XVIII-CO-INVESTMENT HOLDING GP, LLC

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

        Title:  Authorized Signatory

LEHMAN BROTHERS FUND OF FUNDS XVIII-CO-INVESTMENT HOLDING L.P.

By:  /s/ Barrett S. DiPaolo

        Name:  Barrett S. DiPaolo

         Title:  Authorized Signatory

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS
MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby's Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR.

Chairman and Chief Executive Officer

SIR CHRISTOPHER GENT

Non-Executive Chairman of GlaxoSmithKline plc.

ROLAND A. HERNANDEZ

Retired Chairman and Chief Executive

Officer of Telemundo Group, Inc.

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS
HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LB I GROUP INC.

BOARD OF DIRECTORS

NAME / TITLE

BUSINESS ADDRESS

ERIN M. CALLAN

745 Seventh Avenue

Chief Financial Officer & Global Controller

New York, NY 10019

MARTIN KELLY

745 Seventh Avenue

Managing Director

New York, NY 10019

LB I GROUP INC.

EXECUTIVE OFFICERS

NAME / TITLE

BUSINESS ADDRESS

VINCENT BASULTO

745 Seventh Avenue

Senior Vice President

New York, NY 10019

CYNTHIA Z. DANIEL

745 Seventh Avenue

Senior Vice President

New York, NY 10019

JEFFREY A. FERRELL

745 Seventh Avenue

Senior Vice President

New York, NY 10019

GERARD FOX

745 Seventh Avenue

Senior Vice President

New York, NY 10019

NAME / TITLE

BUSINESS ADDRESS

KEVIN R. GENIRS

745 Seventh Avenue

Senior Vice President

New York, NY 10019

STEWART A. GOLLMER

745 Seventh Avenue

Senior Vice President

New York, NY 10019

ERIC W. HESS

745 Seventh Avenue

Senior Vice President

New York, NY 10019

DENNIS KING

745 Seventh Avenue

Senior Vice President

New York, NY 10019

KAREN C. MANSON

745 Seventh Avenue

Senior Vice President

New York, NY 10019

BRIAN G. MELTON

745 Seventh Avenue

Senior Vice President

New York, NY 10019

BRIAN PAUL

745 Seventh Avenue

Senior Vice President

New York, NY 10019

LAURIE B. PERPER

745 Seventh Avenue

Senior Vice President

New York, NY 10019

HIMAYANI PURI

745 Seventh Avenue

Senior Vice President

New York, NY 10019

NAME / TITLE

BUSINESS ADDRESS

ERIC C. SALZMAN

745 Seventh Avenue

Senior Vice President

New York, NY 10019

ROBERT SHAW

745 Seventh Avenue

Senior Vice President

New York, NY 10019

JERRY TRUZZOLINO

745 Seventh Avenue

Senior Vice President

New York, NY 10019

THOMAS BANAHAN

745 Seventh Avenue

Managing Director

New York, NY 10019

SHANNON M. BASS

745 Seventh Avenue

Managing Director

New York, NY 10019

STEVEN L. BERKENFELD

745 Seventh Avenue

Managing Director

New York, NY 10019

THOMAS E. BERNARD

745 Seventh Avenue

Managing Director

New York, NY 10019

MICHAEL I. BRILL

745 Seventh Avenue

Managing Director

New York, NY 10019

MICHAEL J. CANNON

745 Seventh Avenue

Managing Director

New York, NY 10019

JAMES R. EMMERT

745 Seventh Avenue

Managing Director

New York, NY 10019

NAME / TITLE

BUSINESS ADDRESS

MURAT ERKURT

745 Seventh Avenue

Managing Director

New York, NY 10019

MICHAEL P. GUARNIERI

745 Seventh Avenue

Managing Director

New York, NY 10019

ROBERT G. HEDLUND III

745 Seventh Avenue

Managing Director

New York, NY 10019

RUTH E. HOROWITZ

745 Seventh Avenue

Managing Director

New York, NY 10019

WILLIAM J. HUGHES

745 Seventh Avenue

Managing Director

New York, NY 10019

GEORGE D. KING

745 Seventh Avenue

Managing Director

New York, NY 10019

ALEX KIRK

745 Seventh Avenue

Managing Director

New York, NY 10019

HENRY KLEIN

745 Seventh Avenue

Managing Director

New York, NY 10019

KURT A. LOCHER

745 Seventh Avenue

Managing Director

New York, NY 10019

NAME / TITLE

BUSINESS ADDRESS

MICHAEL J. ODRICH

745 Seventh Avenue

Managing Director

New York, NY 10019

GORAN V. PULJIC

745 Seventh Avenue

Managing Director

New York, NY 10019

ROBERT D. REDMOND

745 Seventh Avenue

Managing Director

New York, NY 10019

RICK M. RIEDER

745 Seventh Avenue

Managing Director

New York, NY 10019

JAMES P. SEERY

745 Seventh Avenue

Managing Director

New York, NY 10019

DEXTER E. SENFT

745 Seventh Avenue

Managing Director

New York, NY 10019

DAVID S. STONBERG

745 Seventh Avenue

Managing Director

New York, NY 10019

PAUL H. TICE

745 Seventh Avenue

Managing Director

New York, NY 10019

NAME / TITLE

BUSINESS ADDRESS

BRIAN P. WADE

745 Seventh Avenue

Managing Director

New York, NY 10019

JARETT WAIT

745 Seventh Avenue

Managing Director

New York, NY 10019

JEFFREY S. WECKER

745 Seventh Avenue

Managing Director

New York, NY 10019

Above individuals are citizens of the United States.

APPENDIX B

From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators.  Lehman Brothers routinely cooperates freely with such investigations.  The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business.  Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case.  All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm’s Form BD, each of which is on file with the Securities and Exchange Commission.